UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

[]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,330,558

6. Shared Voting Power 12,101,822

7. Sole Dispositive Power 1,330,558

8. Shared Dispositive Power 12,101,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,101,822

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

HC

* Percentage calculated on the basis of 12,101,822 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2011. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement (as defined in Item 4 below), as of December 31, 2011, Wells Fargo & Company ("Wells Fargo"), as the parent company of The Foothill Group, Inc. ("Foothill") and Wells Capital Management Inc. ("Wells Capital"), may be deemed to have aggregate beneficial ownership, on a fully converted basis, of 11.0% of the shares of the Class A Common Stock.

Person 2
1.	(a) Names of Reporting Persons. The Foothill Group, Inc.
(b) Tax ID 94-16663353

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,272,134

6. Shared Voting Power 12,101,822

7. Sole Dispositive Power 1,272,134

8. Shared Dispositive Power 12,101,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,101,822

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

CO

* Percentage calculated on the basis of 12,101,822 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2011. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2011, Foothill has beneficial ownership, on a fully converted basis, of 10.5% of the shares of the Class A Common Stock.

Person 3
1.	(a) Names of Reporting Persons. Wells Capital Management Inc.
(b) Tax ID 95-3692822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 58,424

6. Shared Voting Power 12,101,822

7. Sole Dispositive Power 58,424

8. Shared Dispositive Power 12,101,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,101,822

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

IA

* Percentage calculated on the basis of 12,101,822 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2011. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2011, Wells Capital may be deemed to have aggregate beneficial ownership, on a fully converted basis, of 0.48% of the shares of the Class A Common Stock.

Item 1.
(a)	Name of Issuer Tropicana Las Vegas Hotel and Casino, Inc. (the "Company")
(b)	Address of Issuer's Principal Executive Offices
160 Pacific Avenue, Suite 222, San Francisco, California 94111
Item 2.
(a)	Name of Person Filing
This Schedule 13G is being filed on behalf of Wells Fargo & Co. ("Wells Fargo"), The Foothill Group Inc. ("Foothill"), and Wells Capital Management Inc. ("Wells Capital", and collectively, the "Reporting Persons")
(b)	Address of Principal Business Office or, if none, Residence
(i) Wells Fargo: 420 Montgomery Street, San Francisco, CA 94104
(ii) Foothill: 11111 Santa Monica Boulevard, Los Angeles, CA 90025
(iii) Wells Capital: 420 Montgomery Street, San Francisco, CA 94104
(c)	Citizenship (i) Wells Fargo: Delaware (ii) Foothill: Delaware (iii) Wells Capital: California
(d)	Title of Class of Securities Class A Common Stock ("Class A Common")
(e)	CUSIP Number 897085106
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership.

As more fully described in the Form 10-12G/A filed by the Company on May 28, 2010, all of the Company's stockholders are a party to that certain Stockholders' Agreement, dated as of July 1, 2009 (the "Stockholders' Agreement"), which contains certain agreements as to voting. As a result, all of the Company's stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. Each of the Company's stockholders disclaims beneficial ownership of shares of the Company's capital stock not held directly by such stockholder.

For Wells Fargo:

(a) Amount beneficially owned: 12,101,822
  (b) Percent of class: 100%*
  (c) Number of shares to which Wells Fargo has:

(i)Sole power to vote or to direct the vote: 1,330,558

(ii) Shared power to direct the vote: 12,101,822

(iii) Sole power to dispose or to direct the disposition of: 1,330,558

(iv) Shared power to dispose or to direct the disposition of: 12,101,822

For Foothill:

(a) Amount beneficially owned: 12,101,822
  (b) Percent of class: 100%*
  (c) Number of shares to which Foothill has:

(i) Sole power to vote or to direct the vote: 1,272,134

(ii) Shared power to direct the vote: 12,101,822

(iii) Sole power to dispose or to direct the disposition of: 1,272,134

(iv) Shared power to dispose or to direct the disposition of: 12,101,822

For Wells Capital:

(a) Amount beneficially owned: 12,101,822
  (b) Percent of class: 100%*
  (c) Number of shares to which Wells Capital has:

(i) Sole power to vote or to direct the vote: 58,424

(ii) Shared power to direct the vote: 12,101,822

(iii) Sole power to dispose or to direct the disposition of: 58,424

(iv) Shared power to dispose or to direct the disposition of: 12,101,822

* The ownership percentage of each Reporting Person is calculated based on an assumed total of 12,101,822 shares of Common Stock outstanding as of December 31, 2011. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2011, Foothill has beneficial ownership of 10.5% of Class A Common Stock; Wells Capital may be deemed to have aggregate beneficial ownership of 0.48% of Class A Common Stock; and Wells Fargo, as the parent company of Foothill and Wells Capital, may be deemed to have aggregate beneficial ownership of 11.0% of Class A Common Stock, each on a fully converted basis.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Foothill and Wells Capital are each a wholly-owned subsidiary of Wells Fargo. Foothill and Wells Capital acquired the securities being reported on by Wells Fargo. Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 14, 2012

Wells Fargo & Co.

By: /s/ Jane E. Washington

Jane E. Washington, VP Trust Operations

Name/Title

The Foothill Group, Inc.

By: /s/ Jeff Nikora

Jeff Nikora, Executive Vice President

Name/Title

Wells Capital Management Inc.

By: /s/ Gabe Ceci

Gabe Ceci, Compliance Manager

Name/Title

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 14, 2012

Wells Fargo & Co.

By: /s/ Jane E. Washington

Jane E. Washington, VP Trust Operations

Name/Title

The Foothill Group, Inc.

By: /s/ Jeff Nikora

Jeff Nikora, Executive Vice President

Name/Title

Wells Capital Management Inc.

By: /s/ Gabe Ceci

Gabe Ceci, Compliance Manager

Name/Title